
9:41
Jenny Whitcomb
(949) 232-2121
Jake wrote ...
Hi Jenny! I've emailed over all the escrow docs. I just need your e-signature on the first two pages.
7:00 pm
Thank you. I see them and will review shortly.
7:03 pm
Elizabeth wrote ...
Jenny this is Liz. We are all sharing the same phone number. Congrats on the new home!
7:04 pm
Natalie wrote ...
Jenny, are you free Thursday to wrap up the rest of the signatures?
7:05 pm

INVEST IN **PHONE2**

Manage calls & texts as a team with shared phone numbers. No extra hardware!

LEAD INVESTOR

Steve Mino

To individual investors, the Phone2 value proposition is fantastic: with relatively little money, you can own a piece of a fast-growing telephone network. Andrew and Dmitrii have solved some huge problems: finally building a software-based telephone where businesses and colleagues can collaborate together. Having collaboration in our software is a central part of our workflow. I think Phone2 will revolutionize the telephone, just as crypto did to banking or as Slack did to email. Now it is time for Phone2 to develop and scale. In addition to being an investor in the company, I am also a user of the platform. I am happy with the product, the ease of use, and the continuing adding of new features. I see the value that it has brought to my own business and that's why I'm backing it.

Invested $25,000 this round

phone2.io Irvine CA

Highlights

1. 🔥 Member of Google for Startups

1. Member of Google for Startups

2. 💰 An $80b market

3. 👥 Talented team led by former CTO of Uklon

3. 👥 Talented team led by former CTO of Uklon

4. 🎥 Partnerships w/ CapitalOne, AngelList Stack

5. 👾 Integrated platform with Hubspot, Intercom, Slack

6. 💸 40% of workforce will be "full-time remote" by 2024

7. 📈 25% industry YoY growth

8. 💰 Post-revenue. 📝 14k on waiting list

Our Team



Andrew Shaker Founder

Member of Google for Startups 12th batch. SoCal Native. Telco geek.

By 2022, most business tools have been revamped to fit the modern era. However, the telephone has remained antiquated. By allowing teams to collaborate and improve communication flow, we aim to streamline businesses.



Dmitrii Poroshkov CTO / Co-founder

Former CTO of Uklon, one of Europe's largest ride-sharing apps.



Ahror Kayumov Senior Backend Developer

Architecting Phone2 to receive a call in USA and forward it to Poland, within seconds. Former Team Lead at Bolt



Alex K. Frontend Developer

Architecting Phone2's web version



Anton Ocheredko Front-End Developer



Andrew Shaker

Why Phone2?


Our Goal
To create the collaborative telephone
for businesses without hardware
The business phone for modern teams - phone2.io


If you walked into a typical office

in the 1990's you would see ...


Mail
Meetings
Memos
Telephone

But today these tools have been redefined to let teams *collaborate*... *except the telephone*


Office mail
Meetings
Memos
Telephone
Emails
Gmail
Chats
slack
Docs
Google Docs

Because of smothering telecom regulations, the evolution of the telephone has stalled

The business phone for modern teams - phone2.io

So businesses have only 3 phone options - which disrupt and create silos in their workflow

Cloud-based phone systems

RingCentral, nextiva, 8x8, dialpad, Skype for Business

- ✗ Not collaborative
- ✗ Limited or no analytics
- ✗ Limited integrations

CRM & Helpdesks

ZOHO, salesforce, zendesk

- ✗ Not collaborative
- ✗ Can't send SMS to customers
- ✗ Bad for multiple teams

Contact Center Software

talkdesk, Five9, NewVoiceMedia

- ✗ Not collaborative
- ✗ Not SMS-friendly
- ✗ Clunky hardware setup

But in 2022, the US and EU telecom regulators have all but ***removed*** cloud-communication ***regulations*** completely

This opportunity is ***HUGE***

The business phone for modern teams - phone2.io

Which allows Phone2 to innovate and make a telephone that ***modernizes*** every businesses' workflow!

Phone2

Cloud-based phone systems

RingCentral, nextiva, 8x8, dialpad, Skype for Business

CRM & Helpdesks

ZOHO, salesforce, zendesk

Contact Center Software

talkdesk, Five9, NewVoiceMedia

- Collaborative
- Rich analytics
- Rich integrations

- Collaborative
- Send SMS to customers
- Manage multiple teams

- Collaborative
- Send SMS to customers
- Setup new teammates without hardware

The Status Quo

What our users say

nextiva

We needed a full time IT guy just to keep our phones on. I can't waste that time.

- Eric S, *Shipping Logistics*

Google Voice

I can't use this for my growing team. No tools. It's a basic phone that needs 2+ apps just to run.

- Kelly H, *Wedding Planner & Events*

RingCentral

No collaboration features. I'm taking calls on one platform, and coordinating with my team on another. I'm wasting hours a week.

- Allen G, *Event Promoter*

HubSpot

I need a CRM in my phone, not the other way around. I have no control of calls here.

- Justin K, *Copywriting & SEO Agency*

Our Magic Sauce

Why customers use Phone2 instead


9:41
Jenny Whitcomb
(949) 232-2121
Jake wrote ...
Hi Jenny! I've emailed over all the escrow docs. I just need your e-signature on the first two pages.
7:00 pm
Thank you. I see them and will review shortly.
7:03 pm
Elizabeth wrote ...
Jenny this is Liz. We are all sharing the same phone number. Congrats on the new home!
7:04 pm
Natalie wrote ...
Jenny, are you free Thursday to wrap up the rest of the signatures?
7:05 pm
MISSED CALL
7:12 PM

Collaborate Faster!

Respond to customers as a team. Share phone numbers!

Onboard with Ease

Add *phone numbers* & *new users* to your existing devices. No hardware needed.


9:41
Settings
(949) 929-1200
MAIN SETTINGS
Name
Catering
Voicemail Greeting
TEAM MEMBERS WHO SHARE THIS NUMBER
Jake (me) | Admin
Jane
Lynn
Add team member

We've built a phone where all can *collaborate...*

Follow any conversation, on any number, in real time.


9:41
Jenny Whitcomb
(949) 232-2121
Hi Jane. I sent over the signed escrow docs.
7:05 pm
Jake wrote ...
Thanks Jenny! This is Jake btw. Jane will respond soon
7:10 pm
Jane wrote ...
Jenny, just got it. You forgot to sign one line. Please call me when you're free.
7:00 pm

Manage calls and texts as a team with shared numbers.

Tag teammates and


Phone2
https://web.phone2.im
Dr. Joan, DDS
ALL
CALLS
VM
Alerts
Settings
Patrick Hendricks
Yes, I confirm my appointment
(949) 656-7877
Image received
(212) 233-2222
Missed call
JJJ Dentist & Co.
IRVINE OFFICE
(949) 929-1222

chat internally under any call or text.

See a contacts' voicemails, texts, and calls in one view



MISSED CALL
7:12 PM
VOICEMAIL
7:12 PM
OUTGOING CALL
7:14 PM

Invite users in and out of Workspaces, under the same account - just like Slack!



ANAHEIM OFFICE
(949) 929-1233
APPOINTMENTS
(949) 929-1200
Dr. Joan, Private Practice
INCOMING LEADS
(949) 929-1111
MAIN LINE
(949) 929-1211
Doris Brown
Incoming call
Jason Green
Outgoing call
Angela Smith
Voicemail received

The business phone for modern teams - phone2.im

Teams can quickly put their customers first

Our "mini CRM" lets teams chat and take notes under their shared contacts



https://web.phone2.im
Dr. Joan, DDS
Doris Brown
Dr. Jason April 10, 4:21 pm
Doris came in for an appointment last April. We promised her a 40% discount on her next cleaning.
Dr. Jane April 12, 1:36 pm
She came back today for a deep cleaning. I gave her 40% off.
Dr. Joan May 14, 12:45 pm
Doris is my favorite patient. She brushes her teeth before every appointment!
Take a note...

Why now?

- Businesses want ***collaborative*** tools
- ***Hardware*** telephony is dying
- 40% of workforce will be ***remote*** by 2024

We're after an $80Bn market opportunity



$10B
Cloud-based telephony
25% YoY growth
86%
$70B (86% of market)
Hardware telephony

Source: Gartner 2021 global UCaaS report of $80Bn breakdown: $23Bn US & CA, $25Bn EU, $32Bn rest of world

Projection

$1bn exit in 5 years

$10 per user/mo
$5 per number/mo



176,000
$50
$105m


workspaces
i.e., accounts
x
/mo
=
ARR
9% monthly
growth rate*
1 Account with
4 users, 2 numbers
Dec 2027
*Starting point of 1000 workspaces in December 2022. US market only. In July 2022, we signed large telecom contracts in France, UK and Poland. Germany by Q4 2022.

Forward looking projections cannot be guaranteed.


How we'll do it
Actual data from our beta users. Based on 379 accounts in July 2022
Account: 1 user, 1 number
Costs
Hosting
$0.02
Messaging
$1.25
Gov Fees
$0.75
Voice Usage
$0.30
77%
margin
MRR: $10
Profit
$7.70
Account: 5 users, 1 number
Hosting
$0.10
Messaging
$3
Gov Fees
$0.75
Voice Usage
$1.25
90%
margin
MRR: $50
Profit
$45
PRICE: $10 per user/mo + $5 per number/mo


Extra users increase our margins
Actual data from our beta users. Based on 379 accounts in July 2022
Account: 1 user, 4 numbers
Hosting
$0.02
Messaging
$2.00
Gov Fees
$0.75
Voice Usage
$0.50
87%
margin
MRR: $25
Profit
$21.75
Account: 5 users, 4 numbers
Hosting
$0.10
Messaging
$3
Gov Fees
$0.75
Voice Usage
$2
91%
margin
MRR: $65
Profit
$59.15
Upside: Our costs decrease as our volumes increase.


Roadmap For Growth

Roadmap For Growth

1 Integrations



Dev kicked off July 2022

2 Partnerships

Contracts Signed

- CapitalOne for Business
- Brex Perks
- AngelList Stack Perks

The Team behind the magic



Andrew Shaker, Founder
SoCal native. 1x exit experienced Founder. Telco geek.



Ahror K.
Senior Backend Developer
Former Team Lead at Bolt



Dmitrii Poroshkov, Founder
CTO.
Former CTO of Uklon



Alexander K.
Front-end Developer



Anton O.
Front-end developer



Hripsime G.
QA & Customer Support
Speaks 4 languages

Summary



April 13, 2022
Phone2 Inc. Incorporated via AngelList Stack
July 7, 2022
iOS launched
August 1, 2022
Begin Fundraise of Seed Round
October 15, 2022
Launch in EU: Poland, France, UK
Feb. 20, 2022
Development Starts
May 14, 2022
MVP launched
July 20, 2022
Accepted into Google For Startups Accelerator
Nov 1, 2022
Close Beta. Start charging users